UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

NEOGEN CORPORATION

(Exact name of registrant as specified in its charter)

Michigan 0-17988 38-2367843

(State or other jurisdiction of incorporation or organization) (Commission File Number) (IRS Employer Identification No.)

 620 Lesher Place 48912

Lansing, MI (zip code)

(Address of principal executive offices)

R. Bryan Riggsbee (517) 372-9200

(Name and telephone number, including area code, of the person to contact in connection with this report).

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction:

This is the Conflict Minerals Disclosure of Neogen Corporation (“Neogen” or the “Company”) for calendar year 2025. Certain terms in this report are defined in SEC Form SD.

In accordance with Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act (“Act”) governing conflict minerals, registrants must determine whether any of the conflict minerals (defined by the Act as Tin (Cassiterite), Tungsten (Wolframite), Tantalum (Columbite-Tantalite or Coltan), and Gold (the “3TGs” or “Conflict Minerals”)) are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured. If so, the registrant must conduct a Reasonable Country of Origin Inquiry (“RCOI”) that is reasonably designed to determine whether any of such Conflict Minerals originated in the Democratic Republic of the Congo (“DRC”) or any adjoining country (together with the DRC, the “Covered Countries”) or are from recycled or scrap sources.

Conflict Minerals Disclosure:

Neogen Corporation’s Conflict Minerals Report, filed as Exhibit 1.01 hereto, is publicly available on its website at www.neogen.com as well as on the Securities and Exchange Commission’s EDGAR database at www.sec.gov. The content of any website referred to in this Form SD, and any information accessible through such website, is included for general information only and is not incorporated by reference in this Form SD nor deemed filed with the Securities and Exchange Commission.

Item 1.02 Exhibit

Neogen Corporation’s Conflict Minerals Report for the year ended December 31, 2025 is filed as Exhibit 1.01 hereto.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Neogen Corporation

(Registrant)

/s/ R. Bryan Riggsbee

R. Bryan Riggsbee Date: May 20, 2025

Chief Financial Officer